                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                          Registration Statement
                                                                  No.:  33-97722



Prospectus Supplement No. 1, dated October 31, 1996
(To the Prospectus dated September 30, 1996)



                          NEUROMEDICAL SYSTEMS, INC.

                                 Common Stock

                          Par Value $.0001 Per Share

FDA Supplement Approval
-----------------------

          On October 24, 1996 the Company received FDA approval of a supplement to its original pre-market approval application which permits the Company to promote PAPNET(R) testing as a substitute for the random portion of the 10 percent manual quality control rescreening of cervical smears as required by federal regulations. See "Business--Regulation of Cervical Pap Smear Analysis." In addition, the Company received an additional claim for the performance of the PAPNET(R) system. The Company may now claim that PAPNET(R) testing of presumed negative Pap smears can be conservatively expected to identify at least 7.1 times more false negatives than routine manual reexamination of the same number of smears. This new clinical claim is in addition to the claims approved in November 1995.

Third Quarter 1996 Results
--------------------------

          On October 28, 1996, the Company reported the results for its third quarter ending September 30, 1996. Revenues for the third quarter were $1,286,000, an increase of 84% from $698,000 for the third quarter of 1995. Of such revenues, $1,234,000 represented per slide charges for the screening of Pap smears, and the balance of such revenues represented rental payments on PAPNET (R) Review Stations. The revenue increase over 1995 was due primarily to a significant increase in both unit volume and unit pricing in the United States market.

          The Company reported a net loss for the third quarter of 1996 of $9,588,000, or $.33 per share, compared to a net loss of $6,288,000, or $.37 per share (on a pro forma basis), for the third quarter of 1995. The increased net loss during the third quarter of 1996 was due primarily to the increase in marketing and sales expenses required to initiate the PAPNET (R) direct-to-consumer campaign.

          During the third quarter, the Company announced several initiatives intended to increase awareness of the PAPNET (R) test, including a co-promotion agreement with the Parke-Davis division of the Warner Lambert Company and an agreement with MagnaCare/MagnaHealth that it provide PAPNET (R) testing as a covered benefit with Pap smears when ordered through its physician network.

          For the nine month period ended September 30, 1996, revenues were $2,954,000, an increase of 67% from $1,765,000 during the corresponding period of 1995. The Company reported a net loss for the first nine months of 1996 of $23,813,000, or $.82 per share, compared to a net loss of $15,208,000, or $.90 per share (on a pro forma basis), for the corresponding period of 1995. As was the case for the third quarter, the increased net loss during 1996 for the nine months period was due primarily to an increase in marketing and sales expenses, including the cost of the PAPNET (R) Testing System direct-to-consumer campaign. The Company also increased its worldwide marketing and sales organization during the quarter to a total of 57 persons.

          During the third quarter, the Company increased the number of U.S. laboratories offering PAPNET (R) testing by 55, bringing the total number of U.S. facilities offering the test as of September 30, 1996 to 193. PAPNET (R) testing is now available nationwide through a network of local, regional and national laboratories throughout the United States.

          The Company also continued to expand its international laboratory distribution. PAPNET (R) testing is now available in 23 countries worldwide. By the end of the third quarter,

PAPNET (R) testing was available through 44 laboratories in European countries and 10 laboratories were offering PAPNET (R) testing in Australia. In Asia, the Company continued to expand its business in Hong Kong, Taiwan and mainland China. During the third quarter, the Company received limited slide processing revenue from 27 laboratories in mainland China.

Safe Harbor Statement
---------------------

          Statements which are not historical facts, including statements about the Company's confidence and strategies and its expectations about new and existing products, technologies and opportunities, market growth, demand for and acceptance of new and existing products (including the PAPNET (R) Testing System) and returns on investments are forward-looking statements that involve risks and uncertainties. These include, but are not limited to, the Company's continuing negative operating cash flow, reliance on a single product, competition, dependence on key personnel, the impact on the Company of territorial license agreements, dependence on patents and proprietary technology, government regulation, limited marketing and sales history, the impact of third-party reimbursement decisions, the risk of litigation and other risks detailed in the Company's Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the year ended 1995.

                          NEUROMEDICAL SYSTEMS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS


                                                SEPTEMBER 30,    DECEMBER 31,
                                                -------------    -------------
                                                   1996              1995
                                                -------------    -------------
                                                (unaudited)
ASSETS
    Cash and marketable securities          $     87,126,000   $  114,143,000
    Other current assets                           4,227,000        1,601,000
    Property, plant and equipment, net            15,256,000       11,216,000
    Other assets                                   1,264,000          388,000
                                            ----------------   --------------
          Total Assets                      $    107,873,000   $  127,348,000
                                            ================   ==============

LIABILITIES AND
STOCKHOLDERS' EQUITY
    Current liabilities                     $      7,897,000   $    6,631,000
    Other liabilities                              7,226,000        6,050,000
    Stockholders' equity                          92,750,000      114,667,000
          Total Liabilities and             ----------------   --------------
           Stockholders' Equity             $    107,873,000   $  127,348,000
                                            ================   ==============

                          NEUROMEDICAL SYSTEMS, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)



                                                THREE MONTHS ENDED                           NINE MONTHS  ENDED
                                                     SEPTEMBER 30,                                SEPTEMBER 30,
                                           ----------------------------------            -------------------------------
                                                1996                1995                      1996                1995
                                           -----------------   --------------            --------------   --------------
REVENUES                                    $      1,286,000   $      698,000            $    2,954,000   $    1,765,000

COSTS AND EXPENSES
    Costs of sales                                 2,085,000        1,741,000                 5,709,000        4,635,000
    Research and development                       1,945,000        1,554,000                 5,024,000        4,111,000
    Marketing and sales                            6,262,000        1,614,000                13,635,000        3,726,000
    General and administrative                     1,559,000        1,791,000                 5,115,000        4,157,000
                                           -----------------   --------------            --------------   --------------
          Total Costs and Expenses                11,851,000        6,700,000                29,483,000       16,629,000
                                           -----------------   --------------            --------------   --------------
    Other income (expense), net                     977,000         (286,000)                2,716,000         (344,000)
                                           -----------------   --------------            --------------   --------------

NET LOSS                                    $     (9,588,000)  $   (6,288,000)           $  (23,813,000)  $  (15,208,000)
                                           =================   ==============            ==============   ==============

NET LOSS PER SHARE (1)                      $          (0.33)  $        (0.37)           $        (0.82)  $       (0.90)
                                           =================   ==============            ==============   ==============
WEIGHTED AVERAGE
    SHARES OUTSTANDING                            29,450,000       16,978,000                29,117,000       16,863,000
                                           =================   ==============            ==============   ==============

1) 1995 on a pro forma basis